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                          December 16, 2020

       Holly Vance
       General Counsel
       Neoleukin Therapeutics, Inc.
       360-1616 Eastlake Avenue East
       Seattle, Washington 98102

                                                        Re: Neoleukin
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 11,
2020
                                                            File No. 333-251294

       Dear Ms. Vance:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Julia Forbess, Esq.